October 26, 2017

VIA EDGAR

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund Series Trust; File Nos. 811-21872 and 333-132541

Dear Ms. Brutlag:

On October 17, 2017 you provided oral comments to the September 1, 2017 filing by Mutual Fund Series Trust (the “Trust” or the “Registrant”) of an amendment to the Trust’s registration statement on Rule 485(a) (the “Amendment”) in connection with the Catalyst Intelligent Alternative Fund (to be renamed the Catalyst Systematic Alpha Fund) and the Catalyst Macro Strategy Fund (each a “Fund”), each a series of the Trust. The Registrant responded to your comments in writing on October 23, 2017 and you provided subsequent oral comments on October 24, 2017. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. All Comment number references reflect the numbering of the October 23, 2017 response letter. Registrant will file an amended Registration Statement pursuant to Rule 485(b) reflecting these changes. Registrant notes that the annual registration statement update requirement coincides with the effective date of the Amendment.

Catalyst Systematic Alpha Fund

Comment 11. Please disclose that the Benchmark is an affiliated index. Additionally, please confirm supplementally that the Benchmark index is a secondary index with the broad based index being primary.

Response. Registrant notes that the Benchmark is not an affiliated index. The Advisor is responsible for neither its creation or its maintenance and, to the Advisor’s knowledge its use of the Benchmark is not exclusive. Registrant confirms that the Benchmark index is a secondary index and the S&P 500 TR Index, a broad based market index, is the primary index.

Comment 12. With respect to the Benchmark, please disclose the following: (1) a description of the index and methodology; component selection criteria; Benchmark index weighting methodology; frequency of rebalance and reconstitution of the index; and number of index components (a range is acceptable).

Response. Registrant has made the following revisions to the Principal Investment Strategies disclosure:

Last sentence of the first paragraph of “Benchmark Component”

The Adviser executes the Benchmark Component of the Fund’s strategy by investing in a wholly-owned and controlled subsidiary (the “Subsidiary”). The Benchmark is an absolute return, multi-risk premia index that attempts to capture various sources of systematic risks embedded in the capital markets. Risk premia refers to sources of return for risks taken that are derived by accepting risks beyond those inherent in traditional broad market exposures, such as long-only broad-market equity and bond indexes, and are considered the building blocks of many non-linear and hedged investment strategies. Risk premia strategies utilize publicly traded instruments, tend to exhibit low correlation to equities and bonds as well as to one another, and have historically exhibited persistent positive returns over a variety of market environments and time horizons. The multi-risk premia strategy Benchmark seeks to generate absolute returns through risk-balanced exposure to carry, momentum and volatility risk premia across the equity, commodity, forex and fixed income markets and will synthetically invest in the components of the seven pre-existing BNP Paribas Risk Premia Indexes (BNP Paribas AIR US TR Index, BNP Paribas Dynamic Volatility Roll-Down US Index, BNP Paribas GALAXY G10 Excess Return USD Index, BNP Paribas AIR T-Note ER Index, BNP Paribas DR Alpha ex-Agriculture and Livestock Index, BNP Paribas Dynamic Pre-Roll Alpha ex-Agriculture and Livestock Target Volatility 3 Index, and BNP Paribas Multi-Asset Diversified vol 16 USD FX Hedged Future Index; collectively the “Underlying Indexes”) ~~pre-existing BNP Paribas Risk Premia Indexes (“Underlying Indexes”)~~, which consist of equity securities, securities with various interest rates, securities listed on foreign exchanges, and commodities.

Last paragraph of “Benchmark Component”

The Benchmark uses a rules-based, risk-budget model to dynamically allocate across the various Underlying Indexes and is constructed using a hypothetical portfolio comprised of the Underlying Indexes (the “Daily Portfolio”) based on each Underlying Index’s 20-day and 60-day Historical Volatility, Volatility Budget, and current Daily Portfolio value. The Benchmark’s exposure to each Underlying Index is determined daily and will be greater than or equal to 0%, and subject to the following Maximum Component Weightings or caps:

Underlying Index	Maximum Component Weighting
BNP Paribas Dynamic Volatility Roll-Down US Index	12.73%
BNP Paribas AIR US TR Index	12.73%
BNP Paribas GALAXY G10 Excess Return USD Index	12.73%
BNP Paribas AIR T-Note ER Index	9.09%
BNP Paribas DR Alpha ex-Agriculture and Livestock Index	12.73%
BNP Paribas Dynamic Pre-Roll Alpha ex-Agriculture and Livestock Target Volatility 3 Index	12.73%
BNP Paribas Multi-Asset Diversified vol 16 USD FX Hedged Future Index	27.27%

The Benchmark will assign a higher weight to Underlying Indexes exhibiting near-term low volatility and a lower weight to Underlying Indexes exhibiting near-term high volatility in an attempt to maintain a balanced exposure to the risk embedded in each Carry, Momentum, and Volatility Risk Premia. The Benchmark may rebalance its exposure to the Underlying Indexes as frequently as daily to quickly adapt to various market conditions and risk levels.

Comment 13. In the statutory prospectus (Item 9) please disclose the underlying indexes and a brief description of each.

Response. Registrant has revised the first paragraph of the Item 9 “Benchmark Component” disclosure as follows:

The Adviser executes the Benchmark Component of the Fund’s strategy by investing in a wholly-owned and controlled subsidiary (the “Subsidiary”). The Benchmark is an absolute return, multi-risk premia index that attempts to capture various sources of systematic risks embedded in the capital markets. Risk premia refers to sources of return for risks taken that are derived by accepting risks beyond those inherent in traditional broad market exposures, such as long-only broad-market equity and bond indexes, and are considered the building blocks of many non-linear and hedged investment strategies. Risk premia strategies utilize publicly traded instruments, tend to exhibit low correlation to equities and bonds as well as to one another, and have historically exhibited persistent positive returns over a variety of market environments and time horizons. The multi-risk premia strategy Benchmark seeks to generate absolute returns through risk-balanced exposure to carry, momentum and volatility risk premia across the equity, commodity, forex and fixed income markets and will synthetically invest in the components of the seven pre-existing BNP Paribas Risk Premia Indexes (“Underlying Indexes”), which consist of equity securities, securities with various interest rates, securities listed on foreign exchanges, currency forwards, and commodities. The Underlying Indexes are: BNP Paribas AIR US TR Index (implements a delta-hedged short option strategy to generate performance based on the spread between the implied volatility and realized volatility of the S&P 500 Index), BNP Paribas Dynamic Volatility Roll-Down US Index (provides variable, short exposure to futures contracts on the CBOE Volatility Index (the “VIX Index“) with the aim of benefiting from any mean-reversion of futures contracts on the VIX Index), BNP Paribas GALAXY G10 Excess Return USD Index (provides exposure to a strategy which replicates the systematic execution of “Carry Trades”, via one-month foreign currency forward transactions deemed held to expiry, from a set of currencies. The currencies comprised in the Currency Baskets are the “G10 Currencies”: EUR, GBP, AUD, NZD, USD, CAD, CHF, NOK, SEK and JPY), BNP Paribas AIR T-Note ER Index (designed to appreciate when the implied volatility of the 10-Year US Treasury Note futures contract is greater than its realized volatility and depreciate when realized volatility is greater than implied volatility), BNP Paribas DR Alpha ex-Agriculture and Livestock Index (provides exposure to the outperformance of a basket of commodity indices that implement a rules-based Enhanced Roll strategy  compared to a basket of commodity indices that implement a Standard Roll strategy), BNP Paribas Dynamic Pre-Roll Alpha ex-Agriculture and Livestock Target Volatility 3 Index (generate performance from the difference in carry costs (the so-called “Carry Risk Premium”) between commodity futures contracts of different maturities, and the anticipated premium from selling the spread in prices of commodity futures contracts during the period prior to the their expiration, referred to as the “Pre-Roll Risk Premium”), and BNP Paribas Multi-Asset Diversified vol 16 USD FX Hedged Future Index (provides exposure to a diverse range of asset classes including government bond futures and equity futures, as well as commodity futures, and geographic regions based on momentum investing principles).

Registrant has revised the last paragraph of the Item 9 “Benchmark Component” disclosure as follows:

The Benchmark uses a rules-based, risk-budget model to dynamically allocate across the various Underlying Indexes and is constructed using a hypothetical portfolio comprised of the Underlying Indexes (the “Daily Portfolio”) based on each Underlying Index’s 20-day and 60-day Historical Volatility, Volatility Budget, and current Daily Portfolio value. The Benchmark’s exposure to each

Underlying Index is determined daily and will be greater than or equal to 0%, and subject to the following Maximum Component Weightings or caps:

Underlying Index	Maximum Component Weighting
BNP Paribas Dynamic Volatility Roll-Down US Index	12.73%
BNP Paribas AIR US TR Index	12.73%
BNP Paribas GALAXY G10 Excess Return USD Index	12.73%
BNP Paribas AIR T-Note ER Index	9.09%
BNP Paribas DR Alpha ex-Agriculture and Livestock Index	12.73%
BNP Paribas Dynamic Pre-Roll Alpha ex-Agriculture and Livestock Target Volatility 3 Index	12.73%
BNP Paribas Multi-Asset Diversified vol 16 USD FX Hedged Future Index	27.27%

The Benchmark will assign a higher weight to Underlying Indexes exhibiting near-term low volatility and a lower weight to Underlying Indexes exhibiting near-term high volatility in an attempt to maintain a balanced exposure to the risk embedded in each Carry, Momentum, and Volatility Risk Premia. The Benchmark may rebalance its exposure to the Underlying Indexes as frequently as daily to quickly adapt to various market conditions and risk levels.

Both Funds

Comment 14. Because the Subsidiary is organized under the laws of the Cayman Islands, please provide the following:

b)	The investment agreement with the Subsidiary must comply with Section 15 of the 1940 Act. The adviser to the Subsidiary is an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory agreement with the Subsidiary is a material contract and will be filed as an exhibit to the Registration Statement. If the investment adviser to the Subsidiary is the same as the adviser to the Fund, please note that the 15(c) process may be combined.

Response. Registrant confirms that a copy of the Subsidiary’s investment advisory contract will be filed as an exhibit to the Registration Statement, and has added the following disclosure to the “Investments in Subsidiary” section of the Prospectus for each Fund:

The Subsidiary’s adviser complies with the Investment Advisers Act as required, with respect to its investment advisory contract as investment adviser to the Fund under the Investment Company Act of 1940, as revised.

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If you have any further questions or additional comments, please contact Emily Little at (614) 469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little